Brian S. Korn
Manatt, Phelps & Phillips, LLP
Direct Dial: (212) 790-4510
BKorn@manatt.com

June 13, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Pearlyne Paulemon and Pam Howell
Office of Real Estate and Construction

	Re:	Groundfloor Yield LLC
Offering Statement on Form 1-A
Post-qualification Amendment
Filed May 19, 2023
File No. 024-11411

Dear All:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 5, 2023 (the “Comment Letter”) in connection with the Company’s Post-Qualification Offering Statement on Form 1-A, as submitted with the SEC on May 19, 2023 (the “Offering Circular Amendment”) and the discussions with the staff on June 12 and 13, 2023 (the “Discussions”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Manatt, Phelps & Phillips, LLP 7 Times Square, New York, New York 10036 Tel: 212.790.4500 Fax: 212.790.4545

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

June 13, 2023

Post Qualification Amendment to Form 1-A filed May 19, 2023

General

1.       We note the risk factor added on page 15 in response to comment 1. Please remove the reference to an insignificant deviation under Rule 260(a) as the risk factors section should not contain mitigating language. In addition, please clearly disclose the amount of securities sold during the time period that may be subject to rescission claims.

Response: The Company acknowledges the comment and has removed the reference to Rule 260(a) and other mitigating language. The Company has also added the amount of securities sold that may be subject to rescission claims. See page 15.

2.       We continue to consider you auto-invest and rollover programs.

Response: The Company acknowledges the comment and, per the Discussions, it will reconfirm with each investor that they desire to reinvest funds into new notes following a redemption or maturity of the notes. The reconfirmation will be in a format requiring a response from the investor and will include a hyperlink to the current Offering Statement. The Company has added disclosure of this process to the Offering Statement on pages 8 and 33.

****************

June 13, 2023

We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement on Form 1-A and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn
Brian S. Korn

cc:	Groundfloor Yield LLC
Nick Bhargava